Exhibit 99.5

February 17, 2017	1500 Robert-Bourassa Blvd., 7th Floor Montreal QC, H3A 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: IMMUNOVACCINE INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General and Special Meeting
Record Date for Notice of Meeting :		March 16, 2017
Record Date for Voting (if applicable) :		March 16, 2017
Beneficial Ownership Determination Date :		March 16, 2017
Meeting Date :		April 20, 2017
Meeting Location (if available) :		Halifax, Nova Scotia
Issuer sending proxy related materials directly to NOBO:		Yes
Issuer paying for delivery to OBO:		Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		No
NAA for Registered Holders		No

Voting Security Details:

Description	CUSIP Number		ISIN
COMMON SHARES	45254B103		CA45254B1031

Sincerely,

Computershare
Agent for IMMUNOVACCINE INC